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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

GENESYS S.A.
(Exact name of registrant as specified in its charter)

L'Acropole, 954-980
avenue Jean Mermoz,
34000 Montpellier, FRANCE
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

        This Form 6-K contains the following Items:

Exhibit 5.1    Opinion Letter of Cleary Gottlieb Steen & Hamilton LLP, dated January 30, 2006

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Genesys S.A., File No. 333-130332 (the "Form F-3"). The opinion letter included herein supersedes and replaces Exhibit 5.1 to the Form F-3.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 30, 2006

GENESYS SA
By:	/s/ FRANÇOIS LEGROS François Legros Chairman and Chief Executive Officer

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SIGNATURES